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02015976

FILE NO. 82-3919

March 7, 2002

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- <Material for Public Relations>
  Four Bandai Group companies established a new Content Distribution Company "BANDAI CHANNEL Co., Ltd." to prepare for the coming broadband era.

With kind regards,

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd. (w/o document)
cc: The Bank of New York

dlw 3/22

FILE NO. 82-3919

(Translation)

<Material for Public Relations>

March 4, 2002

Dear Sirs:

Four Bandai Group companies established a new Content Distribution Company "BANDAI CHANNEL Co. Ltd." to prepare for the coming broadband era.

Bandai Co., Ltd.
Sunrise Inc.
Bandai Visual Co., Ltd.
Bandai Networks Co., Ltd.

Four Bandai Group companies, Bandai Co., Ltd. (Head office: Taito-ku, Tokyo, President: Takeo Takasu), Sunrise Inc. (Head office: Suginami-ku, Tokyo, President: Takayuki Yoshii), Bandai Visual Co., Ltd. (Head office: Taito-ku, Tokyo, President: Ryohei Tsunoda) and Bandai Networks Co., Ltd. (Head office: Chiyoda-ku, Tokyo, President: Takeo Takasu) established a content distribution company "BANDAI CHANNEL Co. Ltd." to prepare for the coming broadband era on March 1, 2002.

BANDAI CHANNEL will engage in content distribution business based on a medium- to long-range strategy for the coming broadband era in collaboration with Bandai, which develops and cultivates characters through business development of toys and other items, Sunrise, which possesses over 180 series of original animated works, including the "Mobile Suit GUNDUM" series, Bandai Visual, which produces visual software for various media, such as movies and DVDs, and possesses copyrights to over 370 series of visual works, and Bandai Networks, which boasts over 4,150,000 subscribers for its content distribution services for cell phones. By establishing such new company, the Bandai Group will define its direction and strategy and take the initiative in embarking on new businesses in the broadband era.

Specifically, we plan to prepare for high value added content distribution business centering on the visual content possessed by Sunrise and Bandai Visual, while taking advantage of the distinctive entertainment elements of the Bandai Group, as well as interactivity, continuous accessibility and broadband transmission of telecommunications.

BANDAI CHANNEL will provide distribution services not via the Internet but by severs in the closed network owned by telecommunications carriers and providers operating optical fibers, CATVs and ADSLs. Hence, BANDAI CHANNEL will make no investment in hardware, such as servers, and organize its business by specializing in content production and distribution.

Content will be available by PCs, video game consoles and various other communications devices that can transmit and receive rich content. We have commenced to digitalize 1,700 hours of animated works possessed by Sunrise for broadband distribution.

We plan to commence full-fledged distribution in summer or autumn 2002, when broadband transmission is expected to penetrate 10% of the households in Japan.

<Outline of the new company>

Trade name:	BANDAI CHANNEL Co., Ltd.
Address:	Taito-ku, Tokyo
Establishment:	March 1, 2002
Capital:	¥10 million
Shareholders (shareholding ratio):	Bandai Co., Ltd. (55%), Sunrise Inc. (30%), Bandai Visual Co., Ltd. (10%), Bandai Networks Co. Ltd. (5%)
Representative:	Satoru Matsumoto, President and Representative Director (concurrently serving as Director of Sunrise Inc.)
Directors:	Takashi Nakada, Satoshi Higashi, Kazumi Kawashiro, Yasuo Miyakawa and Takeo Shimizu
Account:	End of February of each year
Business:	Preparation for visual content distribution business for the coming broadband era

<Brief personal record of the representative of the new company>

Satoru Matsumoto

August, 1948	Born in Shizuoka Prefecture
1970	Joined Bandai Co., Ltd. ("Bandai")
1985	General Manager of Development Division of Bandai
1986	General Manager of Toy Development Department I of Bandai
1988	General Manager of Hobby Department, Toy and Model Business Division of Bandai
1991	General Manager of Hobby Business Division of Bandai
1993	Head of Shizuoka Factory of Bandai
1994	Director of Sunrise Inc. ("Sunrise")
1995	Managing Director of Sunrise (current)

Inquiries from the press are received by:

Asako or Tagami
President's Office
BANDAI CO., LTD.

Tel: 03-3847-5005, Fax: 03-3847-5067

- END -

Bandai Co., Ltd.
Address: Taito-ku, Tokyo
President and Representative Director: Takeo Takasu Capital: ¥23,626 million

With the character merchandizing method, which realizes the world of characters in its products, as its core operations, Bandai Co., Ltd. engages in a wide range of businesses covering toys, as well as game software, apparels, models, candies and snacks, vending machine goods and general merchandize.
Home page URL http://www.bandai.co.jp

Sunrise Inc.
Address: Suginami-ku, Tokyo
President and Representative Director: Takayuki Yoshii Capital: ¥32.27 million

Sunrise Inc. produces animated works for TV and movie theaters, such as the "Moving Suit GUNDAM" and "COWBOY BEBOP" series and also engages in the production of game software, Internet business and services for portable information devices.
Home page URL http://www.sunrise-inc.co.jp/
Hi-nobori Dotto Netto! URL http://www.hi-nobori.net/

Bandai Visual Co., Ltd.
Address: Taito-ku, Tokyo
President and Representative Director: Ryohei Tsunoda Capital: ¥2,182.5 million

Bandai Visual Co., Ltd. plans and produces original visual software for videos and DVDs and visual works for movie theaters. In addition to animated works, such as the "Moving Police Patlabor" series and "Metropolis" written by Osamu Tezuka, it has experience with motion pictures, such as "HANA-BI" (directed by Takeshi Kitano).
Home page URL http://www.bandaivisual.co.jp/

Bandai Networks Co., Ltd.
Address: Chiyoda-ku, Tokyo
President and Representative Director: Takeo Takasu Capital: ¥586 million

Bandai Networks Co. Ltd. was separated from Bandai Co., Ltd. and established in September 2000. It engages in network content services and Net-marketing for cellular phones and PCs. It boasts over 4,150,000 paying subscribers (total number of subscribers via all domestic carriers as of January 31, 2002) for its content distribution services for cellular phones, such as the "Charappa!" series.
Home page URL http://www.Bandai-net.com/
Lalabit URL http://www.lalabit.com/